October 17, 2024

Joshua Riggs
President and Chief Executive Officer
Oncocyte Corporation
15 Cushing
Irvine, California 92618

       Re: Oncocyte Corporation
           Registration Statement on Form S-3
           Filed October 16, 2024
           File No. 333-282683
Dear Joshua Riggs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alok A. Choksi, Esq.